================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     TENNECO PACKAGING 401(K) SAVINGS PLAN
                             1603 ORRINGTON AVENUE
                            EVANSTON, ILLINOIS 60204

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

     We have audited the accompanying statements of net assets available for benefits of the Tenneco Packaging 401(k) Savings Plan (formerly known as the Packaging Corporation of America 401(k)Savings Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tenneco Packaging 401(k) Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 6, 1997

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1996

                                                                                   DREYFUS
                                                                                 MONEY MARKET
                            TENNECO       DREYFUS       DREYFUS                  INSTRUMENTS,
                              INC.        CAPITAL      STRATEGIC     DREYFUS      GOVERNMENT      DREYFUS
                             COMMON     PRESERVATION   INVESTING     BALANCED     SECURITIES    APPRECIATION     LOAN
                           STOCK FUND       FUND          FUND         FUND         SERIES          FUND         FUND
                           ----------   ------------   ---------     --------    ------------   ------------     ----
ASSETS:
  Investments, at quoted
    market value --
    Tenneco Inc. common
      stock..............  $8,062,303    $       --    $       --   $       --    $       --    $        --    $     --
    Common stock.........   1,350,967            --            --           --            --             --          --
    Investment funds.....       7,894     8,907,632     4,290,213    6,676,959     7,818,209     10,037,264          --
    Cash equivalents.....      20,989        13,352            --           --            --             --          --
    Participant notes
      receivable (Note
      5).................          --            --            --           --            --             --     207,553
                           ----------    ----------    ----------   ----------    ----------    -----------    --------
      Total
        investments......   9,442,153     8,920,984     4,290,213    6,676,959     7,818,209     10,037,264     207,553
                           ----------    ----------    ----------   ----------    ----------    -----------    --------
Contributions receivable
  --
  Employee...............      60,353        31,452        26,002       34,189        57,814         42,264          --
  Employer...............      21,007        11,472        11,416       13,824        19,797         15,497          --
  Profit sharing (Note
    3)...................       5,193        15,579        15,579       18,695        21,811         27,003          --
                           ----------    ----------    ----------   ----------    ----------    -----------    --------
      Total contributions
        receivable.......      86,553        58,503        52,997       66,708        99,422         84,764          --
                           ----------    ----------    ----------   ----------    ----------    -----------    --------
NET ASSETS AVAILABLE FOR
  BENEFITS...............  $9,528,706    $8,979,487    $4,343,210   $6,743,667    $7,917,631    $10,122,028    $207,553
                           ==========    ==========    ==========   ==========    ==========    ===========    ========


                              TOTAL
                              -----
ASSETS:
  Investments, at quoted
    market value --
    Tenneco Inc. common
      stock..............  $ 8,062,303
    Common stock.........    1,350,967
    Investment funds.....   37,738,171
    Cash equivalents.....       34,341
    Participant notes
      receivable (Note
      5).................      207,553
                           -----------
      Total
        investments......   47,393,335
                           -----------
Contributions receivable
  --
  Employee...............      252,074
  Employer...............       93,013
  Profit sharing (Note
    3)...................      103,860
                           -----------
      Total contributions
        receivable.......      448,947
                           -----------
NET ASSETS AVAILABLE FOR
  BENEFITS...............  $47,842,282
                           ===========

  The accompanying notes to financial statements are an integral part of this statement.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1995

                                                                                  DREYFUS
                                                                                MONEY MARKET
                           TENNECO       DREYFUS       DREYFUS                  INSTRUMENTS,
                             INC.        CAPITAL      STRATEGIC     DREYFUS      GOVERNMENT      DREYFUS
                            COMMON     PRESERVATION   INVESTING     BALANCED     SECURITIES    APPRECIATION     LOAN
                          STOCK FUND       FUND          FUND         FUND         SERIES          FUND         FUND
                          ----------   ------------   ---------     --------    ------------   ------------     ----
ASSETS:
  Investments, at quoted
    market value --
    Tenneco Inc. common
      stock.............  $7,161,086    $       --    $       --   $       --    $       --     $       --    $     --
    Investment funds....          --     7,444,622     2,235,578    4,167,516     5,975,765      5,427,322          --
    Cash equivalents....     580,650            --            --           --            --             --          --
    Participant notes
      receivable
      (Note 5)..........          --            --            --           --            --             --     132,984
                          ----------    ----------    ----------   ----------    ----------     ----------    --------
      Total
        investments.....   7,741,736     7,444,622     2,235,578    4,167,516     5,975,765      5,427,322     132,984
                          ----------    ----------    ----------   ----------    ----------     ----------    --------
Contributions receivable
  --
  Employee..............      46,484        34,752        17,054       27,995        42,401         29,267          --
  Employer..............      12,846        11,302         5,549        8,548        12,855          8,751          --
  Profit sharing (Note
    3)..................       4,810        23,776        17,764       30,307        36,970         38,699          --
                          ----------    ----------    ----------   ----------    ----------     ----------    --------
      Total
        contributions
        receivable......      64,140        69,830        40,367       66,850        92,226         76,717          --
                          ----------    ----------    ----------   ----------    ----------     ----------    --------
NET ASSETS AVAILABLE FOR
  BENEFITS..............  $7,805,876    $7,514,452    $2,275,945   $4,234,366    $6,067,991     $5,504,039    $132,984
                          ==========    ==========    ==========   ==========    ==========     ==========    ========


                             TOTAL
                             -----
ASSETS:
  Investments, at quoted
    market value --
    Tenneco Inc. common
      stock.............  $ 7,161,086
    Investment funds....   25,250,803
    Cash equivalents....      580,650
    Participant notes
      receivable
      (Note 5)..........      132,984
                          -----------
      Total
        investments.....   33,125,523
                          -----------
Contributions receivable
  --
  Employee..............      197,953
  Employer..............       59,851
  Profit sharing (Note
    3)..................      152,326
                          -----------
      Total
        contributions
        receivable......      410,130
                          -----------
NET ASSETS AVAILABLE FOR
  BENEFITS..............  $33,535,653
                          ===========

  The accompanying notes to financial statements are an integral part of this statement.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                      DREYFUS
                                                                                    MONEY MARKET
                               TENNECO       DREYFUS       DREYFUS                  INSTRUMENTS,
                                INC.         CAPITAL      STRATEGIC     DREYFUS      GOVERNMENT      DREYFUS
                               COMMON      PRESERVATION   INVESTING     BALANCED     SECURITIES    APPRECIATION     LOAN
                             STOCK FUND        FUND          FUND         FUND         SERIES          FUND         FUND
                             ----------    ------------   ---------     --------    ------------   ------------     ----
ADDITIONS:
  Contributions --
    Employee...............  $   747,735    $1,022,624    $  663,868   $  864,778    $1,243,886    $ 1,088,461    $     --
    Employer...............      357,275       318,965       182,180      251,975       296,028        284,719          --
    Profit sharing (Note
      3)...................        5,193        15,579        15,579       18,695        21,811         27,003          --
                             -----------    ----------    ----------   ----------    ----------    -----------    --------
      Total
        contributions......    1,110,203     1,357,168       861,627    1,135,448     1,561,725      1,400,183          --
                             -----------    ----------    ----------   ----------    ----------    -----------    --------
Investment income --
    Interest income........           --       469,770            --           --            --             --          --
    Dividend income........      306,313            --       630,640      410,020       313,240         97,316          --
    Other income...........    1,349,345            --            --           --            --             --          --
    Realized gain..........           --            --         3,662       26,955            --         59,892          --
    Unrealized gain
      (loss)...............     (870,956)           --       (75,530)     224,861            --      1,674,406          --
    Loan interest income...           --            --            --           --            --             --       9,673
                             -----------    ----------    ----------   ----------    ----------    -----------    --------
      Total investment
        income.............      784,702       469,770       558,772      661,836       313,240      1,831,614       9,673
                             -----------    ----------    ----------   ----------    ----------    -----------    --------
Transfer in of assets from
  various plans (Note 1)...    3,589,956            --            --           --            --             --     115,633
                             -----------    ----------    ----------   ----------    ----------    -----------    --------
TOTAL ADDITIONS............    5,484,861     1,826,938     1,420,399    1,797,284     1,874,965      3,231,797     125,306
INTERFUND TRANSFERS........   (3,530,716)     (119,605)      763,170      881,083       452,797      1,553,271          --
LOANS TO
  PARTICIPANTS.............         (558)       (3,881)       (3,723)      (9,650)      (14,173)       (13,015)     45,000
LOAN REPAYMENTS............       11,866         9,177        12,768       18,666        17,900         23,301     (93,678)
DEDUCTIONS:
    Distributions to
      participants.........     (242,623)     (247,594)     (125,349)    (178,082)     (481,849)      (177,365)     (2,059)
                             -----------    ----------    ----------   ----------    ----------    -----------    --------
        Net additions......    1,722,830     1,465,035     2,067,265    2,509,301     1,849,640      4,617,989      74,569
NET ASSETS AVAILABLE FOR
  BENEFITS, January 1,
  1996.....................    7,805,876     7,514,452     2,275,945    4,234,366     6,067,991      5,504,039     132,984
                             -----------    ----------    ----------   ----------    ----------    -----------    --------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31,
  1996.....................  $ 9,528,706    $8,979,487    $4,343,210   $6,743,667    $7,917,631    $10,122,028    $207,553
                             ===========    ==========    ==========   ==========    ==========    ===========    ========


                                TOTAL
                                -----
ADDITIONS:
  Contributions --
    Employee...............  $ 5,631,352
    Employer...............    1,691,142
    Profit sharing (Note
      3)...................      103,860
                             -----------
      Total
        contributions......    7,426,354
                             -----------
Investment income --
    Interest income........      469,770
    Dividend income........    1,757,529
    Other income...........    1,349,345
    Realized gain..........       90,509
    Unrealized gain
      (loss)...............      952,781
    Loan interest income...        9,673
                             -----------
      Total investment
        income.............    4,629,607
                             -----------
Transfer in of assets from
  various plans (Note 1)...    3,705,589
                             -----------
TOTAL ADDITIONS............   15,761,550
INTERFUND TRANSFERS........           --
LOANS TO
  PARTICIPANTS.............           --
LOAN REPAYMENTS............           --
DEDUCTIONS:
    Distributions to
      participants.........   (1,454,921)
                             -----------
        Net additions......   14,306,629
NET ASSETS AVAILABLE FOR
  BENEFITS, January 1,
  1996.....................   33,535,653
                             -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31,
  1996.....................  $47,842,282
                             ===========

  The accompanying notes to financial statements are an integral part of this statement.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                     DREYFUS
                                                                                   MONEY MARKET
                              TENNECO       DREYFUS       DREYFUS                  INSTRUMENTS,
                                INC.        CAPITAL      STRATEGIC     DREYFUS      GOVERNMENT      DREYFUS
                               COMMON     PRESERVATION   INVESTING     BALANCED     SECURITIES    APPRECIATION     LOAN
                             STOCK FUND       FUND          FUND         FUND         SERIES          FUND         FUND
                             ----------   ------------   ---------     --------    ------------   ------------     ----
ADDITIONS:
  Contributions --
    Employee...............  $1,116,050    $  871,540    $  422,088   $  613,764    $1,003,272    $   637,968    $     --
    Employer...............     312,832       279,066       130,793      181,825       284,839        184,056          --
    Profit sharing (Note
      3)...................       4,810        23,776        17,764       30,307        36,970         38,699          --
                             ----------    ----------    ----------   ----------    ----------    -----------    --------
      Total
        contributions......   1,433,692     1,174,382       570,645      825,896     1,325,081        860,723          --
                             ----------    ----------    ----------   ----------    ----------    -----------    --------
  Investment income --
    Interest income........          --       371,896            --           --            --             --          --
    Dividend income........     253,910            --       230,181      320,583       267,389         92,567          --
    Realized gain (loss)...          --            --       (16,373)      37,836            --         40,361          --
    Unrealized gain........     913,133            --       149,265      305,012            --      1,076,588          --
    Loan interest income...          --            --            --           --            --             --       5,813
                             ----------    ----------    ----------   ----------    ----------    -----------    --------
      Total investment
        income.............   1,167,043       371,896       363,073      663,431       267,389      1,209,516       5,813
                             ----------    ----------    ----------   ----------    ----------    -----------    --------
  Transfer in of assets
    from various plans
    (Note 1)...............     647,579       439,312       262,510      561,284     1,107,381        740,218     135,248
                             ----------    ----------    ----------   ----------    ----------    -----------    --------
TOTAL ADDITIONS............   3,248,314     1,985,590     1,196,228    2,050,611     2,699,851      2,810,457     141,061
INTERFUND TRANSFERS........     (95,482)      120,119      (189,368)     219,801      (357,504)       302,434          --
LOANS TO
  PARTICIPANTS.............        (191)       (2,907)       (2,799)      (6,471)       (3,790)        (5,742)     21,900
LOAN REPAYMENTS............       1,170         3,869         3,245        5,631         6,969          7,135     (28,019)
DEDUCTIONS:
  Distributions to
    participants...........    (286,889)     (184,329)      (72,551)    (222,671)     (745,340)      (105,999)     (1,958)
  Transfer out of assets
    from Sylva plan........      (8,531)           --        (1,174)      (4,640)      (93,694)        (7,316)         --
                             ----------    ----------    ----------   ----------    ----------    -----------    --------
      Net additions........   2,858,391     1,922,342       933,581    2,042,261     1,506,492      3,000,969     132,984
NET ASSETS AVAILABLE FOR
  BENEFITS, January 1,
  1995.....................  $4,947,485    $5,592,110    $1,342,364   $2,192,105    $4,561,499    $ 2,503,070          --
                             ----------    ----------    ----------   ----------    ----------    -----------    --------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31,
  1995.....................  $7,805,876    $7,514,452    $2,275,945   $4,234,366    $6,067,991    $ 5,504,039    $132,984
                             ==========    ==========    ==========   ==========    ==========    ===========    ========


                                TOTAL
                                -----
ADDITIONS:
  Contributions --
    Employee...............  $ 4,664,682
    Employer...............    1,373,411
    Profit sharing (Note
      3)...................      152,326
                             -----------
      Total
        contributions......    6,190,419
                             -----------
  Investment income --
    Interest income........      371,896
    Dividend income........    1,164,630
    Realized gain (loss)...       61,824
    Unrealized gain........    2,443,998
    Loan interest income...        5,813
                             -----------
      Total investment
        income.............    4,048,161
                             -----------
  Transfer in of assets
    from various plans
    (Note 1)...............    3,893,532
                             -----------
TOTAL ADDITIONS............   14,132,112
INTERFUND TRANSFERS........           --
LOANS TO
  PARTICIPANTS.............           --
LOAN REPAYMENTS............           --
DEDUCTIONS:
  Distributions to
    participants...........   (1,619,737)
  Transfer out of assets
    from Sylva plan........     (115,355)
                             -----------
      Net additions........   12,397,020
NET ASSETS AVAILABLE FOR
  BENEFITS, January 1,
  1995.....................  $21,138,633
                             -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, December 31,
  1995.....................  $33,535,653
                             ===========

  The accompanying notes to financial statements are an integral part of this statement.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1. DESCRIPTION OF THE PLAN:

     The following description of the Tenneco Packaging 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

     The Plan was established on November 1, 1989, to provide for tax-deferred savings contributions for Plan participants. The effective date for initial contributions to the Plan was January 1, 1990.

     The Plan is a defined contribution plan which complies with Sections 401(a) and 401(k) of the Internal Revenue Code.

     During the first year of the Plan, all active, full-time hourly rated employees of the Tenneco Packaging Inc., Counce, Tennessee Mill, who had completed one year of service, defined as 1,000 or more hours of qualified service, were eligible for enrollment. On February 1, 1991, the Plan was extended to include all active, full-time hourly rated employees at the following six additional Tenneco Packaging Inc., formerly Packaging Corporation of America (the "Company") operations:

     - Los Angeles, California Container Plant

     - Rutherfordton, North Carolina Container Plant

     - Salisbury, North Carolina Container Plant

     - Southern Region -- Woodlands, Counce, Tennessee

     - Tomahawk, Wisconsin Mill

     - Valdosta, Georgia Mill

     Effective December 31, 1991, the Filer Mill 401(k) Savings Plan was merged with the Plan. Assets of the Filer Mill 401(k) Savings Plan were transferred into the Plan on January 1, 1992. All rights and obligations under the Filer Mill 401(k) Savings Plan are in accordance with the amended plan agreement for the Plan.

     Effective April 1, 1993, all assets of the Dixie Container Corporation Pretax Savings Plan (the "Dixie Plan") were merged into the Plan. Former salaried participants of the Dixie Plan were eligible to participate in the Tenneco Thrift Plan (the "Thrift Plan") effective January 1, 1992. As the Thrift Plan does not allow any "roll-over" contribution of assets, the assets remained in the Dixie Plan until April 1, 1993, at which time those assets were transferred to the Plan. Former hourly participants of the Dixie Plan continue to earn interest on their account balances now held by the Plan but are no longer eligible to contribute to any of the Tenneco Inc. defined contribution plans.

     Effective February 1, 1994, the Plan was extended to include all active, full-time hourly rated employees at the Company's Clayton, New Jersey, location.

     Effective April 1, 1995, all assets of the Pressware International, Inc. Employees' Profit Sharing and Salary Deferral Plan (the "Pressware Plan") were merged into the Plan. Former salaried participants of the Pressware Plan were eligible to participate in the Thrift Plan effective April 1, 1995. As the Thrift Plan does not allow any "rollover" contribution of assets, those assets were transferred to the Plan. Former hourly participants of the Pressware Plan were eligible to participate in the Plan effective April 1, 1995. All six investment options were made available to these participants. The hourly and salaried participants were allowed to transfer existing loan balances into the Plan and are also eligible to request loans against their account balances as of April 1, 1995. Additionally, participants are eligible to receive discretionary profit-sharing contributions.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

                           DECEMBER 31, 1996 AND 1995

     Effective March 31, 1995, the Company sold the assets of its Sylva, North Carolina, mill and all existing balances were transferred out of the Plan.

     Effective May 3, 1995, the Lux Packaging Ltd. Employee Retirement Plan (the "Lux Plan") was merged into the Plan. Former salaried participants of the Lux Plan were eligible to participate in the Thrift Plan effective June 1, 1995. As the Thrift Plan does not allow any "rollover" contribution of assets, the assets remained in the Lux Plan until December 8, 1995, at which time those assets were transferred to the Plan. Former hourly participants of the Lux Plan were eligible to participate in the Plan effective June 1, 1995. All six investment options were made available to these participants.

     Effective November 20, 1995, the Deline Box Windsor, Inc. 401(k) Employee Savings Plan (the "Windsor Plan") was merged into the Plan. Former salaried participants of the Windsor Plan were eligible to participate in the Thrift Plan effective December 1, 1995. As the Thrift Plan does not allow any "rollover" contribution of assets, the assets remained in the Windsor Plan until December 5, 1995, at which time those assets were transferred to the Plan. Former hourly participants of the Windsor Plan were eligible to participate in the Plan effective December 1, 1995. All six investment options were made available to these participants.

     Effective January 1, 1996, the Hexacomb Corporation 401(k) and Profit Sharing Plan (the "Hexacomb Plan") was merged into the Plan. Former salaried participants of the Hexacomb Plan were eligible to participate in the Thrift Plan effective January 1, 1996. As the Thrift Plan does not allow any "rollover" contribution of assets, the assets remained in the Hexacomb Plan until May 2, 1996, at which time those assets were transferred to the Plan. Former hourly participants of the Hexacomb Plan were eligible to participate in the Plan effective January 1, 1996. Funds were transferred into the Tenneco Inc. Common Stock Fund initially and interfund transferred to the other funds after January 1, 1996. All six investment options were made available to these participants.

     Effective January 1, 1996, hourly rated employees of Tenneco Packaging Container Division, Edmore, Michigan and Traverse City, Michigan, became eligible to participate in the Plan.

     Tenneco Packaging Inc. is a wholly owned subsidiary of Tenneco Inc. During 1996, Tenneco Inc. ("Old Tenneco") undertook a series of transactions to reorganize its historical businesses (the "Transaction"). Prior to the Transaction, Old Tenneco restructured its businesses such that the assets, liabilities and operations of its automotive ("Tenneco Automotive"), packaging ("Tenneco Packaging") and administrative services businesses (collectively, the "Industrial Business") were owned and operated by New Tenneco Inc. ("New Tenneco"), a new wholly owned subsidiary of Old Tenneco, and the assets, liabilities and operations of its shipbuilding business (the "Shipbuilding Business") were owned and operated by Newport News Shipbuilding Inc. ("Newport News"), another wholly owned subsidiary of Old Tenneco. On December 11, 1996, Old Tenneco spun off New Tenneco and Newport News by distributing all of the common stock of each company to Old Tenneco's shareowners (the "Distributions"). Following the Distributions, on December 12, 1996, a subsidiary of El Paso Natural Gas Company ("El Paso") was merged (the "Merger") into Old Tenneco, which then consisted solely of Old Tenneco's remaining active businesses, principally in the energy industry, and certain discontinued operations (the "Energy Business"), with Old Tenneco surviving the Merger as a subsidiary of El Paso. Immediately subsequent to the Merger, Old Tenneco was renamed "El Paso Tennessee Pipeline Co.," and New Tenneco was renamed "Tenneco Inc."

     In connection with the Distributions, one share of New Tenneco common stock was issued for each share of Old Tenneco common stock, and one share of Newport News common stock was issued for each five shares of Old Tenneco common stock. Also, in connection with the Merger, Old Tenneco shareowners received .093 shares of El Paso common stock for each share of Old Tenneco common stock.

     Dreyfus Trust Company ("Trustee") is the Trustee of the Plan.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

                           DECEMBER 31, 1996 AND 1995

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

     The Plan's financial statements are maintained on the accrual basis of accounting. Investments are reported at market value. Cost of investments sold is determined using the average cost method.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts on the Company's assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

3. CONTRIBUTIONS:

     Eligible participants in the Plan may make tax-deferred savings contributions via payroll deductions that range from 1% to 16% of their salary (in increments of 1%). The Company contributes, on behalf of the participant, a matching amount to the Plan which varies by location, of the first 4% of the participant's contributions. Additionally, active participants of the Pressware Plan are eligible to receive discretionary profit-sharing contributions. Tax-deferred savings contributions per employee are limited to $9,500 and $9,240 in 1996 and 1995, respectively, in accordance with Section 402 of the Internal Revenue Code.

4. INVESTMENT OPTIONS:

     Participating employees at all locations, unless otherwise noted, may invest their tax-deferred savings contributions and the matching Company contributions in multiples of 10% in the following funds:

     a. Tenneco Inc. Common Stock Fund

     This fund invests in common stock of Tenneco Inc., the Company's parent. The value of this fund changes with the market value of Tenneco Inc. common stock and related dividend income. Included within this fund as a cash equivalent is the Dreyfus Liquid Asset Fund, which is used as a holding account for cash invested in Tenneco Inc. Common Stock.

     As a result of the Transaction that occurred in December 1996, this fund also holds stock of El Paso and Newport News as of December 31, 1996.

     b. Dreyfus Capital Preservation Fund

     This fund invests in money markets and floating and fixed-rate contracts placed with approved banks and insurance carriers, with no more than 10% of the fund invested in a single carrier. Only the Counce, Tennessee, Filer City, Michigan, and Clayton, New Jersey locations have this investment option.

     c. Dreyfus Strategic Investing Fund

     This fund invests mainly in publicly issued common stock. The fund may invest in common stocks of foreign companies, convertible securities, preferred stocks and debt securities. In an effort to increase its total return, the fund may engage in techniques such as leveraging, short-selling, options and futures transactions and currency transactions.

     d. Dreyfus Balanced Fund

     This fund invests in common stocks and fixed income instruments.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

                           DECEMBER 31, 1996 AND 1995

     e. Dreyfus Money Market Instruments, Government Securities Series

     This fund invests primarily in short-term securities issued or guaranteed by the U.S. Government.

     f. Dreyfus Appreciation Fund

     This fund invests in stocks that are considered "undervalued" in terms of current earnings, asset or growth potential.

     Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule. The contract value of the investment contracts as of December 31, 1996, approximated fair value.

5. PARTICIPANT LOANS:

     Effective April 1, 1995, active participants of the Pressware Plan were allowed to transfer existing loan balances into the Plan and may take a loan from their 401(k) account. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested balance or $50,000 less the participant's highest Plan loan balance in the last 12 months. Loan transactions are treated as a transfer from (to) the investment funds to (from) the Loan Fund. Loans for the purchase of a primary residence can be repaid over a period of up to 10 years. Loans for any other reason can be repaid over a period of up to 5 years. Loans are repaid to the participant's 401(k) account at a fixed interest rate through payroll deductions. The interest rate is set at 1% above the current prime rate. Outstanding interest rates at December 31, 1996, ranged from 7% to 14.45%.

6. VESTING:

     Participants at the Counce, Tennessee Mill, the Filer City, Michigan Mill, the Edmore, Michigan Plant, the Traverse City, Michigan Plant, the Clayton, New Jersey Plant, the Waco, Texas Plant, the Windsor, Colorado Plant, the Columbus, Ohio Plant and the Dixie locations are fully vested in the portion of their accounts attributable to their tax-deferred savings contributions and the related earnings thereon as well as in the Company's matching contributions. Other participants are fully vested in their own tax-deferred savings contributions and the related earnings thereon, but vest in Company matching contributions evenly over a five-year period. The five-year period includes service under Georgia-Pacific Corporation ("G.P.") and with any entity acquired by G.P. and recognized by G.P. for vesting purposes. Forfeitures are used to reduce future employer matching contributions.

7. PLAN DISTRIBUTIONS AND WITHDRAWALS:

     Upon retirement or termination, participants may elect to have the portion of their accounts invested in the Tenneco Inc. Common Stock Fund distributed in either stock or cash. The portion of the participant's account balance invested in other investment options will be paid in cash. The distribution will begin upon the earlier of the participant's 65th birthday, death or termination of employment with the Company. In no event may a participant delay distribution after reaching age 70 1/2.

     Participants may withdraw all or a portion of their accounts attributable to tax-deferred savings contributions in the event of serious financial hardship (subject to the approval of the Plan administrator and in accordance with the Plan agreement and the applicable regulations of the Internal Revenue Code), subject to a minimum withdrawal. Company matching contributions may not be withdrawn at all facilities.

     The Company has reserved the right to terminate the Plan at any time. However, should the Company terminate the Plan, all participants will be fully vested in their accounts.

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

                           DECEMBER 31, 1996 AND 1995

8. RECONCILIATION TO FORM 5500:

     As of December 31, 1996 and 1995, the Plan had $390,266 and $224,220,
respectively, of pending distributions to participants who elected to withdraw from the operations and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the financial statements.

     The following table reconciles net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1996:

                                                                         NET ASSETS
                                               BENEFITS                   AVAILABLE
                                              PAYABLE TO     BENEFITS     FOR PLAN
                                             PARTICIPANTS      PAID       BENEFITS
                                             ------------    --------    ----------
Per financial statements...................    $     --     $1,454,921   $47,842,282
Accrued benefit payments...................     390,266        390,266      (390,266)
Reversal of 1995 accrual for benefit
  payments.................................          --       (224,220)           --
                                               --------     ----------   -----------
     Per Form 5500.........................    $390,266     $1,620,967   $47,452,016
                                               ========     ==========   ===========

9. PLAN EXPENSES:

     Administrative expenses may be paid from fund assets as permitted by and subject to limitation set by law. All Trustee fees and other administrative expenses were paid directly by the Company in 1996 and 1995.

10. FEDERAL INCOME TAXES:

     The Plan received a determination letter on February 6, 1991, in which the Internal Revenue Service ("IRS") stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the most recent IRS determination. The Plan administrator continues to believe that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, as such, that the Plan is qualified and the related trust income is tax-exempt.

     A participant is not subject to federal income tax on employer and employee contributions or on earnings on these contributions until distributed.

11. SUBSEQUENT EVENT:

     Effective August 1, 1997, NationsBank will be the Trustee to the Plan and the Plan will be merged into the Tenneco Thrift Plan for Hourly Employees.

                                                                      SCHEDULE I

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

          ITEM 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996
          (EMPLOYER IDENTIFICATION NUMBER 36-2552989, PLAN NUMBER 019)

                                                           SHARES/                          CURRENT
                                                            UNITS           COST             VALUE
                                                           -------          ----            -------
Tenneco Inc. Common Stock Fund*.......................      178,666      $ 8,203,408      $ 8,083,292
Dreyfus Liquid Asset Fund*............................        7,894            7,894            7,894
Dreyfus Capital Preservation Fund*....................    8,907,632        8,920,984        8,920,984
Dreyfus Strategic Investing Fund*.....................      205,963        4,373,207        4,290,213
Dreyfus Balanced Fund*................................      416,269        6,103,188        6,676,959
Dreyfus Money Market Instruments, Government
  Securities Series*..................................    7,818,209        7,818,209        7,818,209
Dreyfus Appreciation Fund*............................      392,387        7,181,687       10,037,264
Dreyfus Loan Fund*....................................      207,553          207,553          207,553
El Paso Natural Gas Common Stock......................       16,324          787,633          824,362
Newport News Common Stock.............................       35,107          561,712          526,605
                                                          ---------      -----------      -----------
                                                          8,186,004      $44,165,475      $47,393,335
                                                          =========      ===========      ===========

-------------------------
*Represents a party-in-interest transaction.

  The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                     TENNECO PACKAGING 401(K) SAVINGS PLAN

               ITEM 27(D) -- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
          (EMPLOYER IDENTIFICATION NUMBER 36-2552989, PLAN NUMBER 019)

                                                      COST OF       COST OF
                                                     PURCHASED       ASSETS       PROCEEDS       NET
                   INVESTMENT                         ASSETS          SOLD       FROM SALES     GAIN
                   ----------                        ---------      -------      ----------     ----
Tenneco Inc. Common Stock Fund*.................    $ 7,958,228    $6,757,189    $6,757,189    $    --
Dreyfus Capital Preservation Fund*..............      2,169,498       706,488       706,488         --
Dreyfus Strategic Investing Fund*...............      2,288,228       158,064       161,726      3,662
Dreyfus Balanced Fund*..........................      2,665,452       380,870       407,825     26,955
Dreyfus Money Market Instruments, Government
  Securities Series*............................      3,059,715     1,217,271     1,217,271         --
Dreyfus Appreciation Fund*......................      3,117,551       182,014       241,906     59,892
Dreyfus Loan Fund*..............................         45,000        95,737        95,737         --
                                                    -----------    ----------    ----------    -------
                                                    $21,303,672    $9,497,633    $9,588,142    $90,509
                                                    ===========    ==========    ==========    =======

-------------------------
*Represents a party-in-interest transaction.

  The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO PACKAGING 401(k) SAVINGS PLAN

Date: June 27, 1997                                        By: /s/ DANA G. MEAD
                                               ---------------------------------------------
                                                               Dana G. Mead
                                                          Chairman of the Tenneco
                                                            Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

   23      --Consent of Independent Public Accountants